
January 29, 2024

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300, 235 15th Street
West Vancouver, BC V7T 2X1

> **Re: BriaCell Therapeutics Corp.**
> **Registration Statement on Form S-3**
> **Filed January 22, 2024**
> **File No. 333-276650**

Dear William V. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman, Esq.